FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September 2002

Legrand

(Translation of registrant's name into English)

82, rue Robespierre - BP 37
93170 Bagnolet Cedex
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Consolidate Financial Statements dated June 30, 2002.

Legrand

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002

Summary

AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2002

Translated from the French language report

To the shareholders of Legrand

In our capacity as Statutory Auditors and Auditors of Legrand and in accordance with section L.232-7 of the Commercial Code, we have performed a limited review of the accompanying interim consolidated financial statements *("tableau d'activité et de résultats")* of Legrand and its subsidiaries (the "Legrand Group") for the period from January 1 to June 30, 2002, presented in euro. We have also reviewed the information contained in the interim report.

The interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility, based on our limited review, is to report our conclusions concerning these consolidated financial statements.

We conducted our limited review in accordance with the standards generally accepted in France. Those standards require that we perform limited procedures to obtain reasonable assurance, below the level resulting from an audit, that the interim consolidated financial statements do not contain any material errors. A limited review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit.

Based on our limited review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements, in order to present fairly the consolidated results of operations for the six months ended June 30, 2002 and the consolidated financial position and assets and liabilities of the Legrand Group at that date, in accordance with French generally accepted accounting principles.

We have also reviewed the information given in the interim report accompanying the consolidated financial statements that were the subject of our limited review. We have no matters to report concerning the fairness of the information given in this interim report or its consistency with the interim financial statements.

Paris, September 10,2002

Coopers & Lybrand Audit		Ricol, Lasteyrie & Associés		PricewaterhouseCoopers
Statutory auditor		Statutory auditor		Independant auditor
P.B. Anglade Partner	E. Sattler Partner	R. Ricol Partner	G. de Courcel Partner	

Consolidated statements of income

For the period ended June 30	2002	2001	2000
		Euros, in millions	
Net sales (note 1 (j))	**1 542**	**1 596**	**1 314**
Operating expenses (note 17 (a))			
Cost of goods sold	(855)	(888)	(708)
Administrative and selling expenses	(401)	(404)	(311)
Research and development expenses	(69)	(66)	(60)
Other operating expenses	(3)		(7)
Amortization of goodwill	(24)	(25)	(11)
Operating income	**190**	**213**	**217**
Interest income (expense) (notes 12 and 18)	(27)	(46)	(20)
Profits (losses) from disposal of fixed assets	11		(1)
Other revenues (expenses) (note 17 (b))	(28)	(19)	(10)
Expenses related to the takeover bid for shares (note 17 (c))	(2)		
Income before taxes, minority interests and equity in earnings of investees	**144**	**148**	**186**
Income taxes (note 19)	(45)	(39)	(64)
Net income before minority interests and equity in earnings of investees	**99**	**109**	**122**
Minority interests	(1)	(1)	(1)
Equity in earnings of investees	2	1	(1)
Net income attributable to Legrand	**100**	**109**	**120**

	2002	2001	2000
Earnings per share (notes 1 (d) and 9 (b))		Euros	
Primary earnings per share :			
Average number of shares outstanding	28 152 937	26 704 077	26 882 717
Earnings per share	3.56	4.10	4.47
Fully diluted earnings per share :			
Average number of shares used for the calculation	28 158 343	26 719 584	26 998 877
Earnings per share	3.56	4.10	4.45

The 2000 accounts, prepared in French francs, have been translated into euros based on the official exchange rate (1 euro = 6.55957 French francs).The 2001 and 2002 accounts have been prepared in euros.
Notes on pages 8 to 32 are an integral part of these financial statements.

Consolidated balance sheets

As of June 30	2002	2001	2000
	Euros, in millions		
ASSETS			
Current assets			
Cash and cash equivalent	312	470	329
Marketable securities (note 8)	413	610	658
Trade accounts receivable (note 7)	723	745	641
Short-term deferred taxes (notes 1 (i) and 19)	61	75	30
Other current assets	110	106	120
Inventories	453	513	434
Total current assets	**2 072**	**2 519**	**2 212**
Property, plant and equipment (notes 1 (g) and 3)			
At cost	2 517	2 535	2 091
Less accumulated depreciation	(1 484)	(1 413)	(1 171)
	1 033	**1 122**	**920**
Other non-current assets			
Investments (note 4)	26	27	157
Goodwill (notes 1 (g) and 2)	1 068	1 291	371
Long-term deferred taxes (notes 1 (i) and 19)	62	37	24
Other non-current assets	337	143	41
	1 493	**1 498**	**593**
Total assets	**4 598**	**5 139**	**3 725**

The 2000 accounts, prepared in French francs, have been translated into euros based on the official exchange rate (1 euro = 6.55957 French francs).The 2001 and 2002 accounts have been prepared in euros.
Notes on pages 8 to 32 are an integral part of these financial statements.

As of June 30	2002	2001	2000
	Euros, in millions		
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term borrowings (note 15)	826	1 328	663
Accounts and notes payable	251	286	245
Short-term deferred taxes (notes 1 (i) and 19)	2	3	2
Other current liabilities (note 16)	417	455	364
Total current liabilities	**1 496**	**2 072**	**1 274**
Long-term deferred taxes (notes 1 (i) and 19)	**43**	**45**	**39**
Long-term liabilities (note 14)	**169**	**163**	**145**
Long-term borrowings (note 13)	**869**	**1 014**	**588**
Subordinated securities (note 12)	**241**	**289**	**333**
Minority interests	**9**	**10**	**8**
Shareholders' equity			
Capital stock, par value € 2 (note 9)	56	53	53
Additional paid-in capital	170	133	130
Retained earnings (note 11 (a))	1 826	1 492	1 333
Translation reserve (note 11 (b))	(281)	(132)	(178)
	1 771	**1 546**	**1 338**
Total liabilities and shareholders' equity	**4 598**	**5 139**	**3 725**

The 2000 accounts, prepared in French francs, have been translated into euros based on the official exchange rate (1 euro = 6.55957 French francs).The 2001 and 2002 accounts have been prepared in euros.
Notes on pages 8 to 32 are an integral part of these financial statements.

Consolidated statements of cash flows

For the period ended June 30	2002	2001	2000
	Euros, in millions		
Operating activities :			
Net income attributable to Legrand	100	109	120
Reconciliation of net income to net cash :			
- depreciation of tangible assets	90	84	73
- amortization of intangible assets	34	34	16
- changes in long-term deferred taxes	1	(24)	(4)
- changes in other long-term assets and liabilities	(1)	3	(1)
- minority interests	1	1	1
- equity in earnings of investees	(2)	(1)	1
- other items of working capital	2	3	2
Working capital provided from operations	**225**	**209**	**208**
(Gains) losses on fixed asset disposals	(11)		1
(Gains) losses on sales of securities	(5)	(13)	(3)
Changes in operating assets and liabilities, net of effect of investments in consolidated entities :			
- accounts receivable	(55)	5	(43)
- inventories	(6)	(28)	(45)
- accounts and notes payable	32	16	9
- other operating assets and liabilities	3	(9)	2
Net cash provided from operating activities	**183**	**180**	**129**
Investing activities			
Proceeds from sales of fixed assets	114	11	5
Capital expenditures	(75)	(99)	(103)
Proceeds from sales of marketable securities	202	91	123
Investments in marketable securities	(15)	(98)	(147)
Investments in consolidated entities		6	(7)
Investments in non-consolidated entities	(4)	(1)	(127)
Net cash used in investing activities	**222**	**(90)**	**(256)**
Financing activities			
Related to shareholders' equity :			
- capital increase			3
- purchase of Legrand's shares			(72)
- dividends paid by Legrand	(60)	(57)	(52)
- dividends paid by Legrand's subsidiaries			
Other financing activities :			
- reduction of subordinated securities	(25)	(23)	(21)
- increase (reduction) of borrowings	(7)	(42)	(1)
- increase (reduction) of commercial paper	(290)	72	324
- increase (reduction) of bank overdrafts	(223)	43	(34)
Net cash (used in) provided from financing activities	**(605)**	**(7)**	**147**
Net effect of currency translation on cash	(19)	7	5
Increase (reduction) of cash and cash equivalents	(219)	90	25
Cash and cash equivalents at the beginning of the period	531	380	304
Cash and cash equivalents at the end of the period	**312**	**470**	**329**
Interest paid during the period	46	75	49
Income taxes paid during the period	39	28	64

The 2000 accounts, prepared in French francs, have been translated into euros based on the official exchange rate (1 euro = 6.55957 French francs).The 2001 and 2002 accounts have been prepared in euros.
Notes on pages 8 to 32 are an integral part of these financial statements.

Consolidated statements of shareholders' equity

Euros, in millions	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
As of December 31, 1999	54	128	1 284	(211)	1 255
Net income for the period			120		120
Capital increase		2	1		3
Purchase of Legrand's shares (note 9)	(1)		(72)		(73)
Changes in translation reserve				33	33
As of June 30, 2000	**53**	**130**	**1 333**	**(178)**	**1 338**
Net income for the period			115		115
Capital increase		3	2		5
Purchase of Legrand's shares (note 8)			(10)		(10)
Dividends paid for 2000 (notes 9 and 22)					
- Euro 1.87 per common share			(37)		(37)
- Euro 2.99 per preferred non-voting share			(20)		(20)
Changes in translation reserve				(5)	(5)
As of December 31, 2000	**53**	**133**	**1 383**	**(183)**	**1 386**
Net income for the period			109		109
Capital increase					
Purchase of Legrand's shares (note 9)					
Changes in translation reserve				51	51
As of June 30, 2001	**53**	**133**	**1 492**	**(132)**	**1 546**
Net income for the period			66		66
Capital increase		1			1
Purchase of Legrand's shares (note 8)	3	36	235		274
Dividends paid for 2001 (notes 9 and 22)					
- Euro 1.87 per common share, included "precompte"			(45)		(45)
- Euro 2.99 per preferred non-voting share, included "precompte"			(23)		(23)
Changes in translation reserve				(42)	(42)
As of December 31, 2001	**56**	**170**	**1 725**	**(174)**	**1 777**
Net income for the period			100		100
Capital increase					
Schneider Electric shares impact (note 1 (a))			1		1
Changes in translation reserve				(107)	(107)
As of June 30, 2002	56	**170**	**1 826**	**(281)**	**1 771**

The comprehensive income (note 1 (q)) is as follows:

Euros in millions	Items having modified the net equity		Comprehensive income
	with impact on net income	without impact on net income	
For the six months ended June 30, 2000	120	33	153
For the six months ended June 30, 2001	109	51	160
For the six months ended June 30, 2002	100	(107)	(7)

The 2000 accounts, prepared in French francs, have been translated into euros based on the official exchange rate (1 euro = 6.55957 French francs). The 2001 and 2002 accounts have been prepared in euros.
Notes on pages 8 to 32 are an integral part of these financial statements.

Notes to consolidated financial statements

List of consolidated companies

The consolidated financial statements comprise the financial statements of Legrand and 112 controlled subsidiaries. The investment in 7 affiliated companies is accounted for by the equity method.

The most significant consolidated operating subsidiaries, all 100 % owned (Fael excepted, which is 93 % owned), are the following:

French subsidiaries
Arnould-FAE
Baco
Inovac
Legrand Deri
Legrand snc
Martin & Lunel
Planet-Wattohm
Ura

Foreign subsidiaries	
Anam	South Korea
Bticino	Italy
Bticino de Mexico	Mexico
Bticino Quintela	Spain
Bufer Elektrik	Turkey
Electro Andina	Chile
Fael	Poland
Legrand	Germany
Legrand	Italy
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand	Greece
Legrand Österreich	Austria
Luminex	Colombia
MDS	India
Ortronics	United States of America
Pass & Seymour	United States of America
Pial	Brazil
Tenby Industries	United Kingdom
The Watt Stopper	United States of America
The Wiremold Company	United States of America

1) Accounting policies

The group's consolidated financial statements are prepared, in all material respects, in conformity with accounting principles generally accepted in France. They comply with the requirements of French laws and regulations excepted for the dispensation described hereafter.

They differ from those generally accepted in the United States of America in the presentation of the statement of income (expenses related to the takeover bid for shares), in the computation and presentation of the earnings per share, the application of FAS 133, of FAS 142 and of EITF-93-16, and the exception described hereafter (see note 1 (a)).

The statutory accounts of each company, whether consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with these principles, which are essentially those described hereafter.

a) Exchange of Legrand treasury shares with Schneider's shares

In 2001, Schneider Electric launched a public exchange offer for all Legrand outstanding shares (see note 25). Legrand brought to this takeover bid for shares the treasury stocks which decreased the net equity until June 30, 2001 (1 382 370 common shares and 55 116 preferred non-voting shares accounted for at a historical cost of € 195 million).

In exchange for these shares, Legrand received 4 948 527 Schneider Electric shares (2,06 % of the share capital) valued at € 59,36, i.e. € 294 million. The gain of the exchange (€ 99 million after tax) was accounted for directly through the consolidated retained earnings, in compliance with the French and US GAAP. The shares are accounted for on the balance sheet as "other non-current assets".

Under normal circumstances the application of the accounting principles for the accounting of fixed investments would conduct to account for the gains and losses on the valuation of these stocks through the P&L statement. This method would not be consistent with the accounting treatment of the treasury stocks and accordingly would confuse the understanding of the Group's financial statements.

In view of the unusual nature of the transaction the company determined that the loss should be imputed directly to equity. Accordingly, the P&L impacts were neutralized in 2001 and will be neutralized in future years, within the limit of the gain (€ 99 million).

As a consequence, as at December 31, 2001, the Schneider Electric shares were valued at € 54 and the variation of the value after tax, i.e. € -20 million, were accounted for directly on net equity.

As at June 30, 2002, the owned shares (3 323 849) are valued at € 52.64, i.e. a total value of € 175 million. The gains and losses on disposals and the change in the allowance imputed directly to equity amount to € 0.5 million after tax.

b) Consolidation

The financial statements of subsidiaries, which Legrand controls directly or indirectly, are consolidated. Companies in which Legrand owns directly or indirectly an interest of 20 to 50 % are accounted for by the equity method. All significant intercompany transactions have been eliminated.

c) Translation of foreign financial statements

For all countries other than those with highly inflationary economies:

- Assets and liabilities are translated using exchange rates in effect at the balance sheet dates;
- Statements of income are translated at average exchange rates for the period;
- Gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in the consolidated equity, until these companies are sold or substantially liquidated.

For countries with highly inflationary economies:

- Inventories and non-monetary assets are recorded at their historical rates of exchange;
- Other assets and liabilities are translated using exchange rates in effect at the balance sheet dates;
- Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading « Exchange and translation gains (losses) ».

For all countries:

- Exchange differences arising from foreign currency transactions are included in the consolidated statement of income under the heading « Exchange and translation gains (losses) », excepted intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

d) Earnings per share

Primary earnings per share are calculated based upon the weighted average number of common and preferred shares outstanding during the period excluding those held by group companies. Fully diluted earnings per share are calculated based upon the assumption that all options granted to employees of the group have been exercised either at the beginning of the year or when they have became exercisable, if later.

e) Statements of cash flows

The group has defined cash and cash equivalents as cash, short-term deposits or all other financial assets with a maturity date not in excess of three months. Marketable securities are not considered as cash because their conversion into cash is not expected in the short term.

f) Intangible assets

Goodwill, representing the excess of cost over the fair value of net assets at the date of acquisition of purchased companies, is amortized on a straight-line basis over the estimated period of benefit not to exceed 40 years. The company assesses whether there has been a permanent impairment in the value of goodwill by evaluating economic factors including future cash flows from operating activities, income, trends and prospects as well as competition and other economic factors. The primary financial indicator used to assess impairment is whether undiscounted cash flows from operations over the amortization period will be sufficient to recover the carrying amount of goodwill. A loss is recognized for any excess of the carrying value over the fair value of the goodwill, determined as being the present value of such cash flows from operations.

Costs incurred by group companies in developing computer software for their own use and in research and development are expensed in the period they are incurred; acquisition costs of externally developed software are recorded in other assets and depreciated on a straight-line basis according their expected time of use from 3 to 8 years.

Other intangible assets, included in « other non-current assets » in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

g) Property, plant and equipment

Land, buildings, machinery and equipment are carried at cost, including capitalized interest.

Assets acquired under lease agreements that can be regarded as financing their purchase are capitalized on the basis of the present value of minimum lease payments and depreciated as described below. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years

h) Inventories

Inventories are valued at the lower of cost, replacement or net realizable value. Cost is determined by the first-in, first-out (FIFO) method.

i) Deferred income taxes

In compliance with FASB statement n° 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Tax rates applicable for future periods are used to calculate year-end deferred income taxes.

A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by tax entity, based on the tax strategy developed for the near future for each entity.

Provisions are made for withholding and other taxes which would be payable in case of distribution of earnings of subsidiaries and affiliates, except for those considered as permanently reinvested.

If the assets of a subsidiary are revalued for tax purposes, the tax benefit is accounted for in compliance with the enacted tax rules at the revaluation date and taking into account the risk for this benefit to be challenged.

j) Net sales

Net sales are presented before deduction of cash discounts for prompt payment, and after deduction of quantity discounts and rebates. Revenues are recognized at the time the product is shipped.

k) Fair value of financial instruments

Cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings are reflected in the financial statements at fair value because of the short-term maturity of these instruments.

For short-term investments, comprised of marketable securities, fair value is determined as being the market prices of these securities.

The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities.

The fair value of interest rate swap agreements is the estimated amount that the counterpart would receive or pay to terminate the agreements. In compliance with the French Gaap, the fair value of the swaps is not accounted for.

l) Derivative financial and commodity instruments

The group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials.

Therefore the group periodically enters into contracts such as swaps, options and futures which relate to the nature of its exposure.

The interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the notional amount. The differential to be paid or received is accrued as adjustments to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap.

The group periodically enters into foreign currency contracts to hedge commitments, transactions or foreign income. For foreign currency contracts acquired for the purpose of hedging identified commitments, the gain or loss is generally deferred and included in the basis of the transaction underlying the commitment. If the underlying transaction is not completed, the contract is marked to market with any realized or unrealized gains or losses reflected in income. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. Foreign currency contracts acquired for the purpose of hedging foreign income, generally for periods not exceeding twelve months, are marked to market with any realized or unrealized gains or losses reflected in income.

The group also enters into raw material contracts to totally or partially hedge its purchases. Gains or losses related to transactions that qualify for hedge accounting are deferred on the balance sheet in other current liabilities or assets and reflected in cost of goods sold when the underlying transaction takes place. If future purchased raw material needs are revised lower than initially anticipated, the futures contracts associated with the reductions no longer qualify for deferral and are marked to market. Gains or losses are then recorded in other income. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income.

Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

m) Environmental and product liabilities

In application of FASB statement N° 5 the group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly the group recognizes a loss if available information indicates that it is probable and reasonably estimable. In the event a loss is neither probable nor reasonably estimable but remains possible, the group discloses this contingency in the notes to its consolidated financial statements.

With respect to environmental liabilities, the group estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. With respect to product liabilities, the group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such cases.

n) Stock option plans

In accordance with FASB statement N° 123, the group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB N° 25. Accordingly, compensation cost is measured as the excess of the market price of the company's stock at the date of the grant over the exercise price an employee must pay to acquire this stock.

o) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

p) Transfers and Servicing of financial assets

FASB statement N° 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

q) Comprehensive Income

Comprehensive income includes all changes in equity that result from recognized transactions or other economic events. Amounts received from shareholders (capital increase) or paid to shareholders (reduction of capital, dividend) and changes in treasury stocks are excluded from the determination of comprehensive income.

For the periods presented in the consolidated financial statements, only the translation reserve (note 1 (b)) has been added to net income to constitute comprehensive income.

r) Other non operating revenues and expenses

The cash discounts granted to customers or received from providers, exchange and translation gains and losses, the restructuring expenses, the gains and losses on assets sales and other extraordinary revenues and expenses are classified as non-operating revenues and expenses.

2) Goodwill (note 1 (f))

Goodwill is considered as an integral part of the assets of acquired companies. Goodwill which relates to foreign subsidiaries expressed in local currency is translated into euros using the closing rates, except for those entities located in countries with highly inflationary economies for which goodwill is directly determined in euros.

Goodwill can be analyzed as follows:

As of June 30	2002	2001	2000
	Euros, in millions		
Gross value	1 264	1 453	484
Accumulated amortization	(196)	(162)	(113)
	1 068	**1 291**	**371**
of which :			
- France	44	45	49
- Italy	109	113	118
- Other European countries	123	211	35
- United States	728	836	119
- Other countries	64	86	50
	1 068	**1 291**	**371**

As of June 30, 2002, the most significant goodwills relate to The Wiremold Company in the United States and Bticino in Italy with a net value of € 617 and 99 million respectively amortized on a straight-line basis of 40 years. All other items have individually a net value of less than € 100 million and are amortized on a straight-line basis between 5 and 40 years.

Changes in goodwill, mainly related to the first consolidation of companies, are analyzed as follows:

For the period ended June 30	2002	2001	2000
	Euros, in millions		
Gross value :			
At the beginning of the period	1 330	1 108	445
- new or additional acquisitions	2	264	29
- other changes in gross value	22		
- translation effect	(90)	81	10
At the end of the period	**1 264**	**1 453**	**484**
Amortization :			
At the beginning of the period	(181)	(131)	(101)
- amortization expense	(24)	(25)	(11)
- other changes in amortization			
- translation effect	9	(6)	(1)
At the end of the period	**(196)**	**(162)**	**(113)**

3) Property, plant and equipment (note 1 (g))

Tangible fixed assets, including capitalized leases, are as follows:

As of June 30	2002	2001	2000	2002	2001	2000	2002	2001	2000
	Euros in millions			Euros in millions			Euros in millions		
Land	20	20	20	42	45	37	62	65	57
Buildings	293	285	243	307	322	247	600	607	490
Machinery, equipment	802	753	674	988	1 005	538	1 790	1 758	1 212
In progress	42	62	115	23	43	217	65	105	332
	1 157	**1 120**	**1 052**	**1 360**	**1 415**	**1 039**	**2 517**	**2 535**	**2 091**
Less depreciation	(734)	(687)	(650)	(750)	(726)	(521)	(1 484)	(1 413)	(1 171)
	423	**433**	**402**	**610**	**689**	**518**	**1 033**	**1 122**	**920**

Changes in property, plant and equipment, can be analyzed as follows:

For the period ended June 30	2002	2001	2000
	Euros, in millions		
At the beginning of the period	2 543	2 381	1 970
- capital expenditures	71	92	98
- disposals	(24)	(23)	(28)
- new consolidated entities		34	29
- translation effect	(73)	51	22
At the end of the period	**2 517**	**2 535**	**2 091**

During the same period, the depreciation of fixed assets has changed as follows:

For the period ended June 30	2002	2001	2000
	Euros, in millions		
At the beginning of the period	(1 452)	(1 302)	(1 102)
- depreciation expense	(90)	(84)	(73)
- disposals	19	13	22
- new consolidated entities		(17)	(9)
- translation effect	39	(23)	(9)
At the end of the period	**(1 484)**	**(1 413)**	**(1 171)**

a) Property, plant and equipment include the following assets held under capital leases:

As of June 30	2002	2001	2000
	Euros, in millions		
Land	4	4	5
Buildings	60	57	61
Machinery and equipment	9	9	3
	73	70	69
Less depreciation	(22)	(16)	(14)
	51	**54**	**55**

b) Capital lease obligations are presented in the balance sheets as follows:

As of June 30	2002	2001	2000
	Euros, in millions		
Long-term borrowings	27	36	42
Short-term borrowings	9	10	8
	36	**46**	**50**

c) Future minimum lease payments related to capital leases are as follows:

As of June 30	2002	2001	2000
	Euros, in millions		
Payable within one year	11	12	11
Payable in one to two years	10	11	11
Payable in two to three years	6	7	10
Payable in three to four years	5	5	7
Payable in four to five years	6	5	5
Payable beyond five years	3	9	11
	41	49	55
Less interest portion	(5)	(3)	(5)
Present value of future minimum lease payments	**36**	**46**	**50**

4) Investments

Investments which do not relate to consolidated companies are as follows:

As of June 30	2002	2001	2000
	Euros, in millions		
Equity method investees	14	14	18
Other investments	12	13	139
	26	**27**	**157**

The key figures, which concern equity method investees, are as follows:

For the period ended June 30	2002	2001	2000
	Euros, in millions		
Net sales	14	13	19
Net income	2	2	2
Total assets	31	33	43

5) Other non-current assets

The other non-current assets are mainly composed of the Schneider Electric shares (see notes 1 (a) and 25), trademarks and patents valued further to Legrand's acquisitions.

They are as follows:

	2002	2001	2000
	Euros, in millions		
Schneider Electric stocks	175		
Trade names	79		
Patents and licences	26	76	2
Softwares	19	22	18
Miscellaneous	39	45	21
	337	143	41

6) Inventories (note 1 (h))

As of June 30	2002	2001	2000
	Euros, in millions		
Purchased raw-materials and parts	155	186	134
Sub-assemblies, work in process	94	101	80
Finished goods	269	289	279
	518	576	493
Less allowances	(65)	(63)	(59)
	453	**513**	**434**

7) Trade accounts receivable

As of June 30	2002	2001	2000
	Euros, in millions		
Trade accounts receivable	543	570	441
Notes receivables	204	200	216
	747	770	657
Less allowances	(24)	(25)	(16)
	723	**745**	**641**

The group realizes over 95 % of its sales to distributors of electrical fittings, each of the two largest representing approximately 13 % of consolidated net sales (2001 and 2000: 13 % and 15 %, respectively).

8) Marketable securities

Marketable securities are carried at the lower of cost or market. Unrealized gains which relate to these securities, are analyzed below:

For the period ended June 30	2002	2001	2000
	Euros, in millions		
Unrealized gains at the beginning of the period	5	10	9
Increase (reduction) in fair value	3	10	5
Realized gains during the year	(5)	(13)	(3)
Unrealized gains at the end of the period	**3**	**7**	**11**

Of the net proceeds of the issuance of the 8 _ % debentures (see note 13), 162 millions of dollars are reinvested in marketable securities having an average rating at AA-/Aa3. In order to manage interest and exchange rate risks, these securities, denominated in US dollars, are swapped into a variable remuneration indexed on LIBOR and receivable on the dates of payment of the interest on the debentures. A fluctuation of the US dollar interest rate therefore has no effect on the total market value of these investments and their related swaps. Up to this amount, variations of the US dollar/euro exchange rate results in a compensating adjustment of the euro value of balances on the balance sheet.

9) **Capital stock and earnings per share**

a) Capital stock

Capital stock consists of the following number of shares:

As of December 31	2002	2001	2000
Common shares			
Issued	21 435 408	21 427 408	21 417 890
Held by the group			
- to cover the stock-options plan		(81 062)	(85 708)
- to stabilize the market price		(653 908)	(597 761)
- others		(647 400)	(647 400)
Outstanding	**21 435 408**	**20 045 038**	**20 087 021**
Preferred, non-voting shares			
Issued	6 717 529	6 715 529	6 674 107
Held by the group to stabilize the market price		(55 116)	(55 116)
Outstanding	**6 717 529**	**6 660 413**	**6 618 991**

Preferred non-voting shares have no voting right but have priority as to dividends for an amount of € 1.00 per share and in total must be equal to 1.6 times the dividend paid per common share. The consolidated statements of shareholders' equity disclose the amount of the dividend paid or proposed for each class of shares.

Common shares and preferred non-voting shares have equal rights with respect to undistributed earnings.

From January 1, 1998 to June 30, 2001, all of Legrand's shares held by the group were excluded from consolidated assets and were shown as a reduction of capital stock and additional paid-in capital in an amount corresponding to their historical value of € 195 million and € 110 million as of December 2000 and 1999, respectively. The average purchase price of Legrand's shares held by the group amounted to € 131 per share as of December 2000.

In 2001, further to the takeover bid for shares described in note 25, Legrand disposed of the whole treasury stocks to Schneider Electric (see note 1 (a)).

b) Earnings per share

Earnings per share are computed based on the average number of both common and preferred shares outstanding during the period, as specified in note 1 (d).

FASB statement N° 128 specifies that earnings per share should be calculated separately for each class of shares assuming that the total consolidated income of the year would be distributed as a dividend. This unrealistic assumption is inconsistent with financing requirements for capital expenditures, business development and acquisitions, etc. and has not been retained.

Earnings per share are shown in the consolidated statements of income.

10) Stock options and employee profit sharing

a) Stock option plans

In May 1999, the shareholders authorized the company to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred, non-voting shares. This option plan is open to all French employees. On December 13, 1999, the company established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. Options granted do not vest for 5 years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct. On November 21, 2000, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

Nature of the plans	Subscription										Purchase	Total of outstanding plans
dates of attribution of options	1995		1996		1997		1998		2000	2001	1999	
nature of shares offered	common	preferred	common	preferred	common	preferred	common	preferred	common	common	common	
Number of grantees	15		5		6		6		8 999	9 122	8 814	
Exercisable from	10-1995		11-1996		12-1997		10-1998		11-2005	11-2005	12-2004	
Exercisable until	10-2001		11-2002		12-2003		10-2004		11-2007	11-2008	12-2006	
Option price (in Euros)	95.37	60.29	107.42	67.08	132.45	89.84	165.56	100.0	191.50	143.00	222.00	
Number of options granted	10 750	4 420	7 400	2 000	11 750	2 500	7 500	2 500	124 240	178 766	85 708	437 534
Options exercised before 1999	(250)	(1 780)										(2 030
Options cancelled before 1999												
Balance at the end of 1999	10 500	2 640	7 400	2 000	11 750	2 500	7 500	2 500			85 708	132 498
Options exercised in 2000	(1 750)	(460)	(2 000)		(3 000)		(2 000)					(9 21
Options cancelled in 2000											(4 508)	(4 508
Balance at the end of 2000	8 750	2 180	5 400	2 000	8 750	2 500	5 500	2 500	124 240		81 200	243 020
Options exercised in 2001	(8 750)	(2 180)							(18)			(10 94
Options cancelled in 2001												
Balance at the end of 2001			5 400	2 000	8 750	2 500	5 500	2 500	124 222	178 766	81 200	410 838
Options exercised in 2002												
Options cancelled in 2002												
Balance as of June 30, 2002			5 400	2 000	8 750	2 500	5 500	2 500	124 222	178 766	81 200	410 838

The fair value of options at the date of grant is calculated in compliance with FASB Statement N° 123, using the « Black-Scholes » model, with the following assumptions:

Expected average life (years)	4 years		4 years		4 years		4 years		5 years	4 years	5 years
Interest rate (5 years bonds)	6.69%		5.37%		4.50%		3.50%		5.54%	5.35%	4.76%
Implied volatility	21.1%	21.1%	26.5%	25.4%	36.2%	36.2%	43.2%	36.5%	39.4%	49.7%	31.6%
Dividend yield	1.5%	3.0%	1.5%	3.0%	1.1%	2.9%	1.0%	2.6%	1.3%	1.4%	1.2%
Fair value of the option (Euros)	46	27	47	25	65	36	93	47	73	58	71

In accordance with the provisions of APB N° 25, the company did not recognize any compensation cost for the periods ended June 30, 2002 and 2001. For the period ended June 30, 2000, the company recognized a compensation cost amounting to € 0.8 million.

Had compensation cost been determined on the fair value at the grant date for awards since 1995 (non retroactively), the effect on the company's 2001, 2000 and 1999 net income would have not been material neither on earnings per share nor on net worth.

b) Employee profit sharing

French law provides for employees sharing in the profit of the French group companies to the extent that the profit after tax of such entities exceeds a certain level. Amounts accrued are generally payable to employees after a period of 5 years and bear interest at varying, negotiated rates (from 6 to 9 %).

In addition to this obligation, French group companies and certain foreign subsidiaries pay to their employees a portion of their income calculated on the basis of predetermined formulas negotiated by each entity.

Employee profit sharing expense amounted to € 11 million for the period ended June 30, 2002 (€ 14 million and € 13 million for the periods ended June 30, 2001 and 2000).

11) *Retained earnings and foreign translation reserve*

a) Retained earnings

Retained earnings of Legrand and its consolidated subsidiaries can be analyzed as follows:

As of June 30	2002	2001	2000
	Euros, in millions		
Legrand's legal reserve (not distributable)	6	6	6
Legrand's undistributed retained earnings	620	470	454
Legrand's share of earnings of consolidated companies	1 200	1 016	873
	1 826	**1 492**	**1 333**

Retained earnings of Legrand and those of its French subsidiaries filing a consolidated tax return are as follows:

As of June 30	2002	2001	2000
	Euros, in millions		
Available for distribution without "precompte"	18	110	134
Not available for distribution without "precompte"	665	424	381

The decrease of the available for distribution without precompte retained earnings mainly relates to the distribution of the 2001 dividends.

b) Foreign currency translation reserve

As specified in note 1 (c) this account records the effects of currency fluctuations on financial statements of subsidiaries when they are translated into euros.

From January 1, 1999, the translation reserve corresponding to the translation into euros of the financial statements of subsidiaries located in countries having elected to use the euro as their legal local currency (*) will not be modified and will be recorded in the consolidated balance sheet for its historical value as at December 31, 1998, such amount remaining unchanged until those subsidiaries are sold or substantially liquidated. This principle was also applied to Greece, which elected to use euro as its legal local currency on January 1, 2001.

The foreign currency translation reserve records the impact of fluctuations in the following currencies:

As of June 30	2002	2001	2000
	Euros, in millions		
Euro area's currencies	(181)	(172)	(173)
US dollar	(11)	53	16
Other currencies	(89)	(13)	(21)
	(281)	**(132)**	**(178)**

(*) Countries having elected to use the euro as their legal currency on January 1, 1999 are:
Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain.

12) Subordinated securities

In December 1990 and March 1992, the company issued, at par and in three tranches, subordinated securities with nominal values of € 457 million and € 305 million, respectively.

The subordinated securities have no stated due date or maturity and the company has no obligation to redeem them unless the company enters into liquidation or voluntary dissolution, or if a final judgment is entered ordering the sale of the entire business of the company. In such case, redemption of the principal of the securities would be subordinated to the full payment of all creditors, with the exception of any participating loans *(prêts participatifs)* or participating securities *(titres participatifs)* that might be outstanding.

At the time of issuance, agreements were entered into with two subsidiaries' commercial banks whereby these companies will repurchase the securities from the holders fifteen years after issuance. In accordance with these agreements, and in return for initial lump sum payments of € 100 million and € 77 million, these companies have agreed to relinquish any rights to interest on these securities after that time.

During the first fifteen years following the issuance date, the company is obligated to make periodic interest payments on the nominal value, calculated at a rate indexed to the Paris inter-bank offered rate (EURIBOR). The interest paid to the holders of the subordinated securities and the interest received from the invested amounts by the companies are presented as a net amount (note 18).

In accordance with French tax instructions, these payments are only tax deductible for the portion representing the net proceeds of the issue. A deferred tax is accounted for so as to have a consolidated tax rate approximates the current average tax rate of the subordinated securities over the 15 years.

The financial debt accounted for in the Legrand balance sheet represents the net amount due to the owners of the subordinated securities: it is the difference between the nominal amount and the balance of the invested amounts.

At the end of 1995, Legrand authorized a financial institution to restructure the two first tranches of the subordinated securities. This financial operation did not modify the situation of Legrand: the debt's financial conditions are the same as those existing before the restructuring.

The payment of periodic interest on the subordinated securities can be suspended if (i) Legrand's consolidated net equity falls below € 412 million, (ii) Legrand has not paid an ordinary dividend (excluding dividends paid on preferred, non-voting shares and first statutory dividend) and (iii) no interim dividend has been declared. Deferred payments would bear interest, would not be subordinated in case of liquidation and would be paid before the payment of any ordinary dividend.

In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 9.15 %, 8.99 % and 7.8 % of the average residual carrying value for each of the three years ended December 31, 2001, 2000 and 1999, respectively.
The amortization of the residual carrying value is as follows:

The amortization of the residual carrying value is as follows:

As of June 30	2002	2001	2000
		Euros, in millions	
2000			21
2001		23	46
2002	53	51	51
2003	59	56	56
2004	65	62	62
2005	45	56	56
2006	18	41	41
2007	1		
	241	**289**	**333**

13) Long-term borrowings

On February 14, 1995, Legrand issued on the American public market US$ 400 million of 8 _ % debentures due February 15, 2025. Interest on the debentures is payable semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should the company, by law, not be permitted to pay any such additional amounts, redemption generally would be mandatory or, if such amounts could be paid, the company may, at its option, redeem all - but not part - of the debentures. Each holder of the debentures may also require the company to repurchase its debentures upon the occurrence of a hostile change of control.

In connection with the issuance of the debentures, the company also entered into an interest rate swap agreement for 30 years. The settlement dates of the differential to be paid or received concur with the interest payment dates of the debentures, so as to provide an effective hedge of the payments. As a result of this agreement, the effective interest rate of the debentures after swap is LIBOR plus a margin of 0.58 %.

Legrand has used a portion of this borrowing (US$ 238 million) for the acquisition of certain operations in the United States of America, the unused portion (US$ 162 million) remaining invested in marketable securities expressed in US dollars (see note 8); accordingly the total amount of the debentures is hedged by assets expressed in the same currency, ensuring that a difference in the exchange rate between US dollar and Euro would have no impact on income or on the net equity of the company.

Long-term borrowings (including capitalized leases), in addition to the 8-_ % debentures (€ 413 million at the closing exchange rate), comprise the following:

As of June 30	2002	Maturities	Interest rates
	Euros, in millions		
currencies :			
- Euro	31	2 005	Euribor 3m - 0.10
- Euro	168	2 005	Euribor +0,35
- US dollar	206	2 005	Libor +0,3
- Euro	10	2 005	Euribor 3m +0.60
- Euro	13	2 009	Euribor 3m +0.50

and other borrowings aggregating € 28 million of which the amounts, individually, are not significant, none of them exceeding € 10 million. These borrowings will be reimbursed through 2014.

Long-term borrowings are denominated in the following currencies:

As of June 30	2002	2001	2000
	Euros, in millions		
currencies :			
- Euro	248	100	145
- US dollar	619	890	423
- other currencies	2	24	20
	869	**1 014**	**588**

Maturity dates are as follows:

As of June 30	2002	2001	2000
	Euros, in millions		
Payable in one to two years	17	14	11
Payable in two to three years	381	47	42
Payable in three to four years	37	426	54
Payable in four to five years	7	7	7
Payable beyond five years	427	520	474
	869	**1 014**	**588**

Interest rates on long-term borrowings are as follows:

As of June 30	2002	average
	Euros, in millions	interest rates in %
Issued by French companies :		
- 8 1/2 % debentures	413	2.97%
- other debentures	31	3.27%
- bank borrowings	168	3.94%
- capital leases	3	8.73%
Issued by foreign group companies:		
- bank borrowings	230	3.14%
- capital leases	24	3.93%
	869	

These borrowings are collateralized as follows:

As of June 30	2002	2001	2000
	Euros, in millions		
Assets mortgaged or pledged as collateral	6	22	21
Guarantees given to banks	10	11	6
	16	**33**	**27**

14) Long-term liabilities

Long-term liabilities are as follows:

As of June 30	2002	2001	2000
	Euros, in millions		
Retirement indemnities in France	18	16	17
Other retirement indemnities and benefits	26	19	8
End of contract indemnities (Italy)	42	47	45
Employees profit sharing (long-term portion)	28	29	32
Other long-term reserves	55	52	43
	169	**163**	**145**

a) Provision for retirement indemnities in France

Based on labor agreements or internal conventions, the employees of the group may be entitled to retirement indemnities, as well as complementary pensions in addition to those acquired in compliance with legal obligations in force in each country.

The provisions recorded in the consolidated balance sheet concern only rights which are not definitively acquired and the group has no obligation with respect to rights definitively acquired by former employees, such rights having been duly paid at the time of their retirement, either directly or through a specialized insurance company.

The computation of these future obligations was based on turnover, mortality, and assumptions of increase of salaries and discount rates. In France, the calculation was based, since 2001, on an assumption of an increase of salaries of 3.0 % and a discount rate of 5 % (2000: 3 % and 5,5 %, respectively).

In December 1998, the obligation in respect with French retirement indemnities has been partially funded with insurance company. This company, to the extent of the funded percentage, will ensure the payment of the related indemnities to the employees at the date of their retirement. The fund will be increased at the end of each month with the net results of the fund, and, as far as it will be necessary, by additional payments of the group's companies; it will be reduced by the payments to employees.

Accordingly, the provision recorded in the consolidated balance sheet corresponds to the portion of the global obligation remaining payable by Legrand; this amount is equal to the difference between the global obligation recalculated at each closing, based on assumptions described above, and the net residual value of the fund at this same date.

The global obligation is detailed as follows:

As of June 30	2002	2001	2000
	Euros, in millions		
Projected benefit obligation at the beginning of the period	39	37	34
Rights newly acquired	2		2
Rights cancelled			
Rights used			
New consolidated entities			
Interest cost			
Projected benefit obligation at the end of the period	**41**	**37**	**36**

The evolution of the net assets of the fund is shown below:

For the period ended June 30	2002	2001	2000
	Euros, in millions		
Fair value at the beginning of the period	22	21	18
Increase :			
- interest revenues	1		
- employer contribution			1
Decrease :			
- liquidation of definitely acquired rights			
Fair value at the end of the period	**23**	**21**	**19**

The net impact on the consolidated income is summarized below:

For the period ended June 30	2002	2001	2000
	Euros, in millions		
Service cost - rights newly acquired	(2)		(2)
Service cost - cancellation of previous rights			
Payments of rights (net of cancellation of prior reserves)			1
Interest cost			
Net revenue of fund	1		
	(1)		**(1)**

Legrand entered into a complementary agreement for the pension of the Executive Committee's French members. The liability, which amounts to € 6 million as of June 30, 2002, is accounted for over 6 years.

The group also has various pension arrangements in foreign subsidiaries (except for Wiremold and Legrand UK, see note 14(c), none of which is individually material. Provisions accrued under such obligations amounted to € 9 million at the end of June 2002 (€ 9 million and € 8 million at the end of June 2001 and of June 2000, respectively).

b) Provision for end-of-contract indemnities in Italy

In accordance with employment legislation in force in Italy, provisions for end-of-contract indemnities have been established in the accounts of the Italian companies. The annual contribution is defined by law and approximates one month of remuneration per year of service. Amounts attributed to an employee are revalued each year in accordance with a specific index published by the government. Such amounts are fully vested and are paid at the time an employee leaves. The companies have no further liability to the employee once such payment has been made.

The related expenses amounted to € 4 million for the period ended June 30, 2002 (€ 4 million for the periods ended June 30, 2001 and 2000).

c) Provision for retirement indemnities and other postretirement benefits

In United States of America and in United Kingdom, the Group provides pension benefits for employees and certain health care and life insurance for some retired employees. The pension benefits above amounted to € 114 million as of December, 31, 2001. This amount is compensated by pension fund assets and provisions estimated at € 108 million as of June 30, 2002. This discrepancy is spread over the residual employment period of the staff through the pension contribution.

15) Short-term borrowings

As of June 30	2002	2001	2000
	Euros, in millions		
Current portion of long-term bank borrowings	32	1	2
Current portion of capital leases	9	10	7
Commercial paper	619	923	557
Bank overdrafts	68	79	57
Other short-term borrowings	98	315	40
	826	**1 328**	**663**

The company regularly issues commercial paper at interest rates based on EONIA. The average interest rate amounted to 3.37 %, 4.84 % and 3.73 % for the periods ended June 31, 2002, 2001 and 2000, respectively. The borrowings were generally for a period of one month.

16) Other current liabilities

As of June 30	2002	2001	2000
	Euros, in millions		
Tax liabilities	85	107	90
Accrued salaries and payroll taxes	136	127	112
Short-term portion of employee profit sharing	6	7	6
Payables related to fixed asset acquisitions	10	14	19
Amounts due for services	67	94	72
Customer advance payments	4	3	4
Others	109	103	61
	417	**455**	**364**

17) Analysis of certain expenses

a) Operating expenses include, in particular, the following categories of costs:

For the period ended June 30	2002	2001	2000
	Euros, in millions		
Consumption of raw-materials and parts	(441)	(465)	(370)
Salaries and related payroll taxes	(459)	(457)	(381)
Employees profit sharing	(11)	(14)	(13)
Total cost of personnel	**(470)**	**(471)**	**(394)**

The headcount of the consolidated companies, registered as of June 2002, amounts to 27 141 (28 624 and 24 269 as of June 2001 and June 2000, respectively).

b) Other revenues (expenses) include:

For the period ended June 30	2002	2001	2000
	Euros, in millions		
Cash discounts granted to customers	(20)	(19)	(14)
Exchange and translation gains (losses)	4	(1)	
Others	(12)	1	4
	(28)	**(19)**	**(10)**

c) Expenses related to the takeover bid for shares

Legrand accounted for costs related to the takeover bid for shares (see note 25). The gross value amounts to € 1.5 million (€ 1 million after tax). These costs, mainly fees and bank costs, are extraordinary and only concern 2001.

18) Interest income (expense)

For the period ended June 30	2002	2001	2000
	Euros, in millions		
Interest income	21	31	25
Interest expense	(36)	(64)	(31)
	(15)	(33)	(6)
Interest on subordinated securities (note 11)	(12)	(14)	(14)
	(27)	(47)	(20)
Less capitalized interest (note 1 (f))		1	
	(27)	**(46)**	**(20)**

19) Income taxes (current and deferred)

Income before tax, minority interests and equity in earnings of investees is as follows:

For the period ended June 30	2002	2001	2000
	Euros, in millions		
France	42	47	68
Outside France	102	101	118
	144	**148**	**186**

Income tax expense consists of the following:

For the period ended June 30	2002	2001	2000
	Euros, in millions		
Current income taxes :			
France	(5)	(12)	(21)
Outside France	(32)	(44)	(45)
	(37)	(57)	(66)
Deferred income taxes :			
France	(6)	1	2
Outside France	(2)	17	
	(8)	18	2
Total income taxes :			
France	(11)	(11)	(19)
Outside France	(34)	(27)	(45)
	(45)	**(39)**	**(64)**

The reconciliation of total income tax expense during the period to the normal income tax rate applicable in France is analyzed below:

For the period ended June 30	2002	2001	2000
		in percentage	
Normal French income tax rate	**35.43%**	**36.43%**	**37.77%**
Increases (reductions) :			
- effect of foreign income tax rates	1.56%	(0.83%)	(0.42%)
- non taxable items	4.69%	5.62%	3.74%
- income taxable at specific rates	(5.13%)	(3.51%)	(3.07%)
- others	(7.17%)	(16.15%)	(3.06%)
	29.38%	21.56%	34.96%
Impact on deferred taxes :			
- effect of tax rate modifications on opening balance	0.01%	2.20%	0.04%
- valuation allowances on deferred tax assets	1.51%	2.39%	(0.38%)
Effective income tax rate	**30.90%**	**26.15%**	**34.62%**

In 2001, the line "others" represents mainly the impact of an assets revaluation in Italy, in compliance with Italian law n° 342 and the decree n°162 (April 13, 2001), retroactively applicable from January 1, 2000.

Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and is analyzed as follows:

As of June 30	2002	2001	2000
		Euros, in millions	
Deferred taxes recorded by French companies	(13)	3	(6)
Deferred taxes recorded by foreign companies	91	61	19
	78	**64**	**13**
Origin of deferred taxes :			
- depreciation of fixed assets	(84)	(105)	(90)
- tax losses to be carried forward	60	49	(10)
- employee profit sharing	6	3	6
- retirement indemnities and benefits	13	12	8
- subordinated securities	42	44	45
- others	41	61	54
	78	**64**	**13**

As of December 31, 2001, the company had unused tax benefits of € 60 million which expire in various amounts from 2006 through 2021. A valuation allowance has been recognized to offset the related tax assets in accordance with the accounting principle described in note 1 (i).

The line "others" represents notably the deferred tax assets related to the allowance for stock depreciation and bad debt.

20) Contingencies and commitments

The group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the group's consolidated financial position or results of operations.

The company and its subsidiaries use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

As of June 30	2002	2001	2000
	Euros, in millions		
Payable in 2000			11
Payable in 2001		15	11
Payable in 2002	19	15	9
Payable in 2003	17	9	5
Payable in 2004	12	7	4
Payable in 2005	11	7	6
Payable in 2006	12	12	6
Subsequent years	22	16	3
	93	**81**	**55**

21) Financial instruments

The group does not hold or issue financial instruments for trading purposes.

a) Interest rate swaps

In order to manage and cover interest rate risks, the group entered into interest rates swaps agreements with selected major financial institutions. The fair values are determined at each closing, based on rates implied in the yield curve at the reporting date; those may change significantly, having an impact on future cash flows.

Interest rate swaps hedging the subordinated securities (note 12)

The notional amount of these swaps increases over time to a maximum of € 760 million and matures at the same date, as periodic payments are due so as to provide an effective hedge of the payments. The net cost of the subordinated securities, including the fair value of the related swaps in effect and committed, is lower than the conditions normally offered by the financial markets.

Interest rate swap hedging the 8-_ % debentures (note 13)

The purpose of this swap is to convert the fixed remuneration paid to the holders of the debentures into a variable remuneration indexed on LIBOR until the maturity of the issue. The fair value of this swap is exactly symmetrical to the fair value of the debentures.

Interest rate swap hedging specific bank borrowings (note 13)

The purpose of these swaps is to convert the fixed remuneration paid to the bank into a variable remuneration until the maturity of the borrowings. The fair value of these swaps is exactly symmetrical to the fair value of the borrowings.

As of June 30	2002	2001	2000
	Euros, in millions		
Interest rate swaps hedging subordinated securities			
notional amount	622	571	548
fair value	(133)	(153)	(142)
Interest rate swap hedging the 8 1/2 % debentures			
notional amount	413	472	423
fair value	111	80	33
Interest rate swaps hedging other bank borrowings			
notional amount	61	61	61
fair value	3	3	2

b) Foreign exchange contracts

The group entered into forward exchange contracts to hedge certain foreign currency transactions and investments for periods consistent with the terms of the underlying transactions.

The fair value of these exchange contracts is estimated by obtaining quotes for contracts with similar terms. As of June 30, 2002, 2001 and 2000 the fair value of these contracts amounted to € - 5 million, € - 4 million and € +1 million, respectively.

c) Forward price contracts on raw material

The group also enters into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months.

As of June 30, 2002, 2001 and 2000, there were no contracts in effect.

d) Other financial instruments

The excess of fair value over carrying value of the marketable securities is disclosed in note 8 to the financial statements. For all other financial instruments the fair value approximates the carrying value.

e) Concentration of credit risk

The group's interest rate swap agreements and exchange contracts are with major financial institutions which are expected to perform under the terms of the agreements thereby mitigating the credit risk from the transactions. In order to reduce exposure to counterpart risk, mark-to-market and/or collateral agreements are provided in connection with long-term swap agreements. In managing the credit risk on the market value of the interest rate swap associated with the 8-_ % debentures, Legrand has pledged as collateral, in 1995 and for a period of 10 years, a portion of its marketable securities in favor of the relevant institution. This pledge, for an amount of US dollars 162 million, may be cancelled unilaterally by Legrand at any time and replaced by a mark-to-market agreement.

As indicated in note 7 a substantial portion of the company's sales is with two major groups of companies. Other sales are also essentially with distributors of electrical products but are diversified due to the large number of customers and their geographical dispersion. The company mitigates its credit risk by establishing and performing periodic evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

Other financial instruments, which potentially subject the group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the group closely monitors the amount of credit exposure with any one financial institution.

22) Appropriation of earnings

Dividend distribution decided at general meetings of shareholders in prior years resulted in total dividends of € 60, 57 and 53 million in respect of 2001, 2000 and 1999. The 2001 dividends generated a "precompte" amounting to € 8 million.

23) Information relating to the officers of the company

For the period ended June 30	2002	2001	2000
	Euros, in millions		
Advances and loans	-	-	-
Remuneration paid to the officers of Legrand (*)	1	1	1
- including director's fees (**)	-	-	-

(*) Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within the company.
(**) For each year, an amount has been paid as directors' fees, each director receiving annually € 2,287.

24) Information by geographic segments

The activity of the group is exclusively devoted to the manufacturing and marketing of products and systems for electrical installations and information networks. The following figures comply with the level of analysis used to manage the group.

	Geographic segments					Items globally analyzed	Total
	Europe			USA Canada	Other countries		
	France	Italy	Others				
Euros, in millions							
2002							
Total sales	785	377	310	357	194		2 023
Less intra-group transfers	(316)	(70)	(59)	(13)	(23)		(481)
Net consolidated sales	**469**	**307**	**251**	**344**	**171**		**1 542**
Operating income	**73**	**59**	**13**	**6**	**39**		**190**
- of which depreciation of fixed assets	(35)	(15)	(14)	(18)	(8)		(90)
- of which amortization of intangibles	(4)	(5)	(5)	(17)	(3)		(34)
Other revenues (expenses)						(17)	(17)
Interest income						21	21
Interest expense						(48)	(48)
Income taxes						(45)	(45)
Minority interest and equity investees						1	1
Capital expenditures	32	15	10	9	9		75
Total identifiable assets	1 280	730	923	1 226	439		4 598
2001							
Total sales	807	371	301	394	201		2 074
Less intra-group transfers	(321)	(71)	(45)	(12)	(29)		(478)
Net consolidated sales	**486**	**299**	**256**	**382**	**173**		**1 596**
Operating income	**83**	**63**	**12**	**12**	**43**		**213**
- of which depreciation of fixed assets	(34)	(15)	(13)	(14)	(8)		(84)
- of which amortization of intangibles	(4)	(4)	(5)	(17)	(4)		(34)
Other revenues (expenses)						(19)	(19)
Interest income						31	31
Interest expense						(77)	(77)
Income taxes						(38)	(38)
Minority interest and equity investees						(1)	(1)
Capital expenditures	43	18	14	15	9		99
Total identifiable assets	1 300	840	1 056	1 458	485		5 139
2000							
Total sales	793	356	245	200	151		1 745
Less intra-group transfers	(313)	(59)	(40)	(8)	(11)		(431)
Net consolidated sales	**480**	**297**	**205**	**192**	**140**		**1 314**
Operating income	**93**	**68**	**11**	**13**	**32**		**217**
- of which depreciation of fixed assets	(35)	(15)	(10)	(8)	(5)		(73)
- of which amortization of intangibles	(4)	(4)	(2)	(4)	(2)		(16)
Other revenues (expenses)						(11)	(11)
Interest income						25	25
Interest expense						(45)	(45)
Income taxes						(64)	(64)
Minority interest and equity investees						(2)	(2)
Capital expenditures	52	18	15	10	8		103
Total identifiable assets	1 344	720	884	406	371		3 725

Sales by French companies, excluding sales to group companies located in France, include the following export sales:

For the period ended June 30	2002	2001	2000
	Euros, in millions		
Total sales	**588**	**605**	**596**
of which sales exported to :			
- Europe	125	126	120
- other countries	53	54	49
	178	**180**	**169**

25) Information related to the sale of the ownership of the Legrand shares by Schneider Electric

On January 15, 2001, Legrand and Schneider Electric announced the launch of a public exchange offer from Schneider Electric for all Legrand outstanding shares.

Upon completion of this offer, which took place from June 21 to July 25, 2001, Schneider holds 98.3% of Legrand common shares and 97.5% of Legrand preferred shares.

On October 10, 2001, the European Union's antitrust authorities rejected the takeover bid and on January 30, 2002, it set the terms for Schneider to withdraw from the Legrand's capital.

26) Subsequent events

On July 28, 2002, the Wendel Consortium, which consists of Wendel Investissement and Kohlberg Kravis Roberts & Co. L.P. (KKR), signed an agreement with Schneider Electric to acquire its Legrand shares. The completion of the transaction remains subject to the necessary anti-trust approvals from the EU and from a number of countries in which Legrand operates. Following these approvals, the transaction should close during the 4th quarter of 2002.

The Wendel Consortium has granted Schneider the flexibility to relinquish the transaction if in October 2002 the Tribunal de Première Instance annuls the decision of the EU dated October 10, 2001, which vetoed the merger of Schneider and Legrand. In that case and if Schneider decides not to sell Legrand, Schneider would pay the Consortium a break up fee.

27) Consolidated statements of income, balance sheets and statements of cash flows as of December 31, 2001

For the year ended December 31	2001	2000	1999
	Euros in millions		
Net sales (note 1 (j))	**3 096**	**2 799**	**2 300**
Operating expenses (note 17 (a))			
Cost of goods sold	(1 748)	(1 539)	(1 265)
Administrative and selling expenses	(775)	(677)	(558)
Research and development expenses	(136)	(123)	(110)
Other operating expenses		(2)	17
Amortization of goodwill	(47)	(29)	(17)
Operating income	**390**	**429**	**367**
Interest income (expense) (notes 12 and 18)	(92)	(64)	(27)
Profits (losses) from disposal of fixed assets	(3)	(3)	
Other revenues (expenses) (note 17 (b))	(46)	(23)	(31)
Expenses related to the takeover bid for shares (note 17 (c))	(18)		
Income before taxes, minority interests and equity in earnings of investees	**231**	**339**	**309**
Income taxes (note 19)	(56)	(106)	(104)
Net income before minority interests and equity in earnings of investees	**175**	**233**	**205**
Minority interests	(2)	(2)	(2)
Equity in earnings of investees	3	4	1
Net income attributable to Legrand	**176**	**235**	**204**

As of December 31	2001	2000	1999
	Euros, in millions		
ASSETS			
Current assets			
Cash and cash equivalent	531	380	304
Marketable securities (note 8)	603	569	612
Trade accounts receivable (note 7)	674	655	548
Short-term deferred taxes (notes 1 (i) and 19)	67	72	32
Other current assets	136	151	139
Inventories	465	461	378
Total current assets	**2 476**	**2 288**	**2 013**
Property, plant and equipment (notes 1 (g) and 3)			
At cost	2 543	2 381	1 970
Less accumulated depreciation	(1 451)	(1 301)	(1 102)
	1 092	**1 080**	**868**
Other non-current assets			
Investments (note 4)	29	306	82
Goodwill (notes 1 (f) and 2)	1 149	976	343
Long-term deferred taxes (notes 1 (i) and 19)	50	44	22
Other non-current assets (note 5)	474	125	42
	1 702	**1 451**	**489**
Total assets	**5 270**	**4 819**	**3 370**

As of December 31	2001	2000	1999
	Euros, in millions		
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term borrowings (note 15)	1 288	989	373
Accounts and notes payable	232	253	216
Short-term deferred taxes (notes 1 (i) and 19)	2	5	3
Proposed dividend for the year (note 22)	60	57	53
Other current liabilities	454	438	372
Total current liabilities	**2 036**	**1 742**	**1 017**
Long-term deferred taxes (notes 1 (i) and 19)	**35**	**35**	**39**
Long-term liabilities (note 14)	**174**	**157**	**143**
Long-term borrowings (note 13)	**972**	**1 179**	**556**
Subordinated securities (note 12)	**266**	**312**	**354**
Minority interests	**10**	**9**	**7**
Shareholders' equity			
Capital stock, par value € 2 (note 9)	56	53	54
Additional paid-in capital	170	133	128
Retained earnings (note 11 (a))	1 725	1 382	1 283
Translation reserve (note 11 (b))	(174)	(183)	(211)
	1 777	**1 385**	**1 254**
Total liabilities and shareholders' equity	**5 270**	**4 819**	**3 370**

For the year ended December 31	2001	2000	1999
	Euros, in millions		
Operating activities :			
Net income attributable to Legrand	176	235	204
Reconciliation of net income to net cash :			
- depreciation of tangible assets	170	152	132
- amortization of intangible assets	65	42	26
- changes in long-term deferred taxes	(40)	6	(10)
- changes in other long-term assets and liabilities	10	(11)	15
- minority interests	2	2	2
- equity in earnings of investees	(3)	(4)	(1)
- other items having impacted the cash	3	5	2
Working capital provided from operations	**383**	**427**	**370**
(Gains) losses on fixed asset disposals	3	3	
(Gains) losses on sales of securities	(20)	(12)	(12)
Changes in operating assets and liabilities, net of effect of investments in consolidated entities :			
- accounts receivable	46	19	(63)
- inventories	13	(43)	(7)
- accounts and notes payable	(16)	(131)	50
- other operating assets and liabilities	(7)	(19)	4
Net cash provided from operating activities	**402**	**244**	**342**
Investing activities			
Proceeds from sales of fixed assets	19	7	7
Capital expenditures	(189)	(234)	(213)
Proceeds from sales of marketable securities	55	313	289
Investments in marketable securities	(56)	(286)	(195)
Investments in consolidated entities	(2)	(603)	(15)
Investments in non-consolidated entities	(3)	(258)	(43)
Net cash used in investing activities	**(176)**	**(1 061)**	**(170)**
Financing activities			
Related to shareholders' equity :			
- capital increase		8	4
- purchase of Legrand's shares	4	(83)	(38)
- dividends paid by Legrand	(57)	(52)	(48)
- dividends paid by Legrand's subsidiaries	(1)		(3)
Other financing activities :			
- reduction of subordinated securities	(46)	(42)	(38)
- increase (reduction) of borrowings	(46)	452	1
- increase (reduction) of commercial paper	57	619	24
- increase (reduction) of bank overdrafts	15	(10)	18
Net cash (used in) provided from financing activities	**(74)**	**892**	**(80)**
Net effect of currency translation on cash	(1)	1	1
Increase (reduction) of cash and cash equivalents	**151**	**76**	**93**
Cash and cash equivalents at the beginning of the period	380	304	211
Cash and cash equivalents at the end of the period	**531**	**380**	**304**
Interest paid during the period	144	115	86
Income taxes paid during the period	81	122	90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Legrand has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2002

LEGRAND

By: ______________________

Name: Gilles Schnepp

Title: Company Secretary